Second Quarter Report 2011

Financial Report

for the three months ended September 30, 2010

CAE

1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
11	4. Foreign exchange
12	5. Non-GAAP and other financial measures
13	6. Consolidated results
15	7. Results by segment
21	8. Consolidated cash movements and liquidity
22	9. Consolidated financial position
23	10. Business acquisitions
23	11. Change in accounting standards
24	12. International financial reporting standards (IFRS) implementation
24	13. Controls and procedures
25	14. Selected quarterly financial information
26	Consolidated Financial Statements
26	Consolidated balance sheets
27	Consolidated statements of earnings
28	Consolidated statements of changes in shareholders’ equity
29	Consolidated statements of comprehensive income (loss)
29	Consolidated statement of accumulated other comprehensive loss
30	Consolidated statements of cash flows
31	Notes to the Consolidated Financial Statements
31	Note 1 – Nature of operations and significant accounting policies
32	Note 2 – Business acquisitions
32	Note 3 – Investments in joint ventures
33	Note 4 – Accounts receivable
34	Note 5 – Inventories
34	Note 6 – Debt facilities and interest expense, net
35	Note 7 – Supplementary cash flows and earnings information
35	Note 8 – Government assistance
36	Note 9 – Employee future benefits
36	Note 10 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the second quarter ended September 30, 2010. Net earnings were C$40.0 million (C$0.16 per share), compared to C$39.1 million (C$0.15 per share) in the second quarter of last year. Excluding a restructuring charge last year, earnings were $39.9 million (C$0.16 per share). Revenue was C$386.6 million, 6% higher compared to C$364.5 million in the second quarter last year. All financial information is in Canadian dollars.

“Our performance in the second quarter showed more evidence of the recovery underway in commercial aviation with higher utilization of our training centres and increased orders for our simulation products,” said Marc Parent, CAE’s President and Chief Executive Officer. “In military, we continued to add to our order backlog in support of our 10-12% revenue growth target. Government cost cutting will present new challenges to the defence industry, however we expect CAE to continue to grow by helping our customers maintain readiness at a lower cost through simulation-based training.”

Earnings before interest and taxes (EBIT) were $61.9 million, or 16.0% of revenue.

Military segments

Revenue for CAE’s combined Military segments increased 4% to $205.8 million compared to $197.8 million in the second quarter last year. Unfavourable foreign exchange movements affected both segments in the quarter. Simulation products revenue was stable at $137.2 million. We continue to expect higher growth in the second half of the fiscal year as a result of the back-ended profile of this year’s production and the increasing contribution from some recent large program wins. In training and services, revenue was up 14% at $68.6 million. We had a higher level of maintenance and training services activity and higher professional services revenue.

Combined Military operating income was $36.2 million and operating margin was 17.6% compared to $34.0 million and 17.2%, respectively, in the second quarter last year.

An order was received from the US Air Force to upgrade two C-5 Galaxy weapon systems trainers. Also, we won a contract to upgrade 12 CAE-built helicopter simulators at the German Army Aviation School and we received a contract to upgrade C-130J Hercules training devices used by the UK Royal Air Force. These contracts highlight the kinds of recurring, after-market opportunities that originate from CAE’s customer base. Combined Military orders in the quarter totaled $208.8 million for a book-to-sales ratio of 1.01x. The ratio was 1.33x for the last 12 months.

Civil segments

Revenue for our combined Civil segments increased 8% to $180.8 million compared to $166.7 million in the second quarter last year. This was due mainly to a 15% increase in training and services revenue to $118 million, notwithstanding the foreign exchange headwind. This reflects higher underlying demand for commercial aircraft training and a higher contribution from our New Core Market initiatives. The simulation products segment continued to be challenged with low double-digit EBIT margins as we work through a backlog with lower volumes and pricing. Products revenue was down 2% to $62.8 million. We have seen a higher level of market activity with eight full-flight simulator (FFS) orders booked in the second quarter and 16 announced year-to-date. The market has improved for FFSs. However, a number of the orders we booked year to date include new aircraft types with long-dated deliveries, which will have little contribution to near-term results. We expect our total FFS unit orders for the year to increase to the mid-twenties.

Combined Civil operating margin was 14.2%, comprised of a 10.8% simulation products operating margin and a training and services margin of 16.0%. Before our investment in New Core Markets, the training and services margin was 18.3% and the combined Civil margin was 15.6%.

We received $228.6 million in combined civil segment orders including $116.7 million for simulation products, representing a book-to-sales ratio in that segment of 1.86x.

New Core Markets

We continued to make good progress in CAE Mining with the sale of our mine planning, management and optimization software solutions to major mining companies including BHP Mitsubishi Alliance, Vale Ferrus and Anglo American.

In CAE Healthcare we sold more of our bedside ultrasound solutions as well as our surgical simulators to customers including a contract from the U.S. military. In addition, our ultrasound training curriculum was selected by the American College of Chest Physicians to be integrated in its first critical care ultrasound certification program.

CAE Second Quarter Report 2011 | 1

Report to Shareholders

Additional financial highlights

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars negatively impacted this quarter’s revenue by $19.3 million and net earnings by $2.1 million, when compared to the second quarter of fiscal 2010.

Income taxes were $14.3 million representing an effective tax rate of 26%, compared to 27% last year. The lower rate results from our mix of income from various jurisdictions. Year to date, our effective tax rate is 28%.

Free cash flow was $46.3 million this quarter reflecting a lower investment in non-cash working capital.

Net debt was $278.5 million as at September 30, 2010, down $18.2 million from last quarter.

CAE will pay a dividend of $0.04 per share on December 31, 2010 to shareholders of record at the close of business on December 15, 2010.

2 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

for the three months ended September 30, 2010

1. HIGHLIGHTS

FINANCIAL

SECOND QUARTER OF FISCAL 2011

Higher revenue over last quarter and higher revenue over the second quarter of fiscal 2010

  Consolidated revenue was $386.6 million this quarter, $19.9 million or 5% higher than last quarter and $22.1 million or 6% higher than the second quarter of fiscal 2010;

  For the first six months of fiscal 2011, consolidated revenue was $753.3 million, $5.8 million or 1% higher than the same period last year.

Net earnings were higher compared to last quarter and stable compared to the second quarter of fiscal 2010 excluding the restructuring charge

  Net earnings were $40.0 million (or $0.16 per share) this quarter, compared to $39.4 million (or $0.15 per share) last quarter, representing an increase of $0.6 million or 2%, and compared to $39.1 million (or $0.15 per share) in the second quarter of last year, representing an increase of $0.9 million or 2%;

  For the first six months of fiscal 2011, net earnings were $79.4 million (or $0.31 per share) compared to $66.3 million (or $0.26 per share) for the same period last year, a $13.1 million or 20% increase;

  Excluding the restructuring charge incurred last year, net earnings were $39.9 million (or $0.16 per share) in the second quarter of fiscal 2010 and $86.0 million (or $0.34 per share) for the first half of fiscal 2010.

Free cash flow1 at positive $46.3 million this quarter

  Net cash provided by continuing operations was a positive $68.6 million this quarter, compared to a negative $44.3 million last quarter and a positive $116.4 million in the second quarter of last year;

  Maintenance capital expenditures1 and other asset expenditures were $13.5 million this quarter and last quarter, and $16.3 million in the second quarter of last year;

  Cash dividends were $10.1 million this quarter, $7.6 million last quarter and $7.5 million in the second quarter of last year.

Capital employed1 increased by $25.8 million over last quarter

  Property, plant and equipment increased by $30.0 million;

  Other long-term assets increased by $14.6 million, while other long-term liabilities increased by $27.4 million;

  Net debt1 ended at $278.5 million this quarter compared to $296.7 million last quarter.

ORDERS1

  The book-to-sales ratio1 for the quarter was 1.13x (combined civil was 1.26x and combined military was 1.01x). The ratio for the last 12 months was 1.18x (combined civil was 1.01x and combined military was 1.33x);

  Total order intake was $437.4 million, compared to $426.5 million last quarter and $288.1 million in the second quarter of last year;

  Total backlog was $3,190.9 million as at September 30, 2010.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $111.9 million;

  Simulation Products/Civil won $116.7 million of orders, including contracts for eight full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $121.6 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $87.2 million.

1 Non-GAAP measure (see Section 5).

CAE Second Quarter Report 2011 | 3

Management’s Discussion and Analysis

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2011 mean the fiscal year ending March 31, 2011;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2010;

  Dollar amounts are in Canadian dollars.

This report was prepared as of November 10, 2010, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the second quarter ended September 30, 2010. We have written it to help you understand our business, performance and financial condition for the second quarter of fiscal 2011. Except as otherwise indicated, all financial information has been reported in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated financial statements for the quarter ended September 30, 2010, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2010. The MD&A section of our 2010 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our capability to execute strategy and deliver results;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2010 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation products and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and defence organizations. We operate a global network of training centres serving pilots and maintenance staff. We have begun to leverage our core capabilities into new markets by launching modelling simulation and technical training solutions for healthcare education and service providers and also the mining industry.

Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce, and global reach. CAE employs more than 7,500 people at more than 100 sites and training locations in over 20 countries. About 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most accessible and most innovative modelling and simulation-based solutions to enhance safety, improve efficiency and help solve challenging problems.

3.3 Our operations

We primarily serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio student pilots and flight training organizations;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for flight and ground personnel and associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has the broadest global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines, civil helicopter operators and business aviation. We offer a full range of services, including training solutions and curriculum development, training centre operations, pilot training, aircraft technician training, simulator spare parts inventory management, e-Learning and courseware solutions and consulting services. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance, flight operations and training. The CAE Global Academy is now the world’s largest network of ab initio flight training organizations with a fleet of almost 300 aircraft and a capacity of training more than 1,800 pilot cadets annually. Along with the CAE Global Academy, we offer airlines a long-term solution to pilot recruitment with our pilot provisioning capability, whereby we seek to match the supply of new commercial airline pilots with the demand for pilots from our global base of airline customers. We have achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have approximately 150 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTO) and third-party locations. We make selective investments to add new revenue simulator equivalent units (RSEU) to our network to maintain our position, increase our market share and address new market opportunities. We are developing our training network primarily to meet the long-term training needs of the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

CAE Second Quarter Report 2011 | 5

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 25 models; most recently we have developed, or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8 and 787, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries and Global Express, Embraer Phenom 100 and 300, Dassault Falcon 7X, and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, upgrades, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

Demand for commercial and business jet air transportation decreased sharply during the period of the global economic recession –most acutely in North America and Europe.

Since then, airline and cargo traffic data have improved. The International Air Transport Association (IATA) reported recently that demand for air travel and air cargo rose to levels not seen since the global economic downturn. The aircraft capacity being flown within these commercial segments has also increased as a result of the recovery in demand, albeit at a lower rate. This is an important distinction from our perspective because it is the aircraft capacity being flown, in addition to aircraft deliveries and the installed fleet, which drives the number of flight crews requiring training that employ CAE’s and its competitors’ products and services. The major aircraft OEMs predict that passenger traffic and the global aircraft fleet will double in the next 15 years. These assumptions continue to support our strategy to be a leading global provider of aviation training services.

In the business aviation segment, conditions are improving, but more slowly than in the commercial aviation segment. There is still a significant number of used business jets for sale which continue to compete with the market for new aircraft. There has been some improvement, however, compared to the high proportion of the active fleet that was put up for sale at the worst of the down-cycle. Demand for small- and mid-size business jets and related training services was significantly impacted by the economic downturn and has stabilized at current low levels. The large-cabin business jet segment fared better during the downturn and continues to improve. This has translated into a steady demand from operators of these high-end aircraft for our aviation training services.

In the SP/C segment, simulation product orders in fiscal 2010 were sharply lower as a result of airline capital constraints and lower aircraft capacity flown, especially in North America and Europe. During that year, we succeeded to maintain our leadership position in a lean market with 20 FFS sales, representing a competed market share of over 70%. During that period, we experienced acute pricing pressure for the sale of simulation products as a result of CAE and our competitors pursuing fewer market opportunities. The level of market activity has improved in the current fiscal year; however the competitive environment remains intense with pricing stabilized at low levels. These factors combined with a strong Canadian dollar result in lower margins on orders booked in our SP/C segment backlog. This segment normally lags the civil aerospace cycle by approximately 12 months. In the first half of fiscal 2011, we won orders for 14 FFSs. A number of these orders are for new aircraft programs with long delivery dates. While there is no regularity to the timing of FFS orders, we believe that this supports our revised expectation that our total FFS orders will increase to the mid-twenties this year.

The following trends support our positive medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members;

  New international requirements for the qualification of flight simulation training devices (FSTDs);

  New more stringent training requirements.

Aircraft backlogs

In calendar 2009, Boeing received a total of 142 net orders (firm orders less cancellations) for new aircraft and Airbus received a total of 271 net orders. For the nine-month period ending September 30, 2010, net aircraft orders for Boeing and Airbus were 372 and 328, respectively. This helps demonstrate that the civil aerospace market is showing signs of a recovery following the dramatically slower order activity in 2009. In addition, Boeing and Airbus continue to work through strong backlog levels, each of which is over 3,000 aircraft, and this should help generate opportunities for our full portfolio of training products and services. In calendar 2009, Boeing reported a total of 481 commercial airplane deliveries, while Airbus reported 498 deliveries for the same period. For the nine-month period ending September 30, 2010, commercial airplane deliveries were 346 for Boeing and 380 for Airbus.

Earlier this year, Airbus announced it was increasing production of the A320-family jets, taking it in phases to 40 per month by the first quarter of 2012 while Boeing announced production increases for its 777 and 747 aircraft. Recently, Boeing announced it was also increasing production of the 737 aircraft to 38 per month beginning mid-2013. While the production increases are modest, it does support the general industry consensus that the civil aerospace market is recovering. The increases will take some time to implement and should ultimately translate into higher demand for training products and services.

6 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

In the business jet segment, aircraft order deferrals and cancellations have led a number of business aircraft OEMS to lower their production rates. To date, deliveries in calendar 2010 are down roughly 20% compared to the same period last year and they are not expected to increase before 2012. Overhanging the market for new aircraft is the available for sale fleet, which has come down from peak levels, but has stabilized over the last several months at approximately 15% of the total fleet.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms that will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350 XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, MRJ, COMAC ARJ21 and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during fiscal 2010, we signed contracts with Bombardier to use our modelling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the first CSeries FFS. We recently signed an agreement with ATR as a framework for providing a range of products and support services to operators of ATR aircraft, which includes the development of the first simulator for the new ATR42/72-600 aircraft. We also announced this quarter a 10-year exclusive training provider program with Mitsubishi Aircraft Corporation to develop and deliver a comprehensive training solution for the new MRJ. In support of the agreement, we are expanding our training network and developing two CAE 7000 Series MRJ FFSs as well as CAE SimfinityTM integrated procedures trainers. Near the end of the quarter, we announced a contract with Airbus to design and manufacture two CAE 7000 Series FFSs for the A350 XWB, representing the world’s first FFSs for the new long-range aircraft. We will also develop six CAE SimfinityTM A350 XWB Airbus Procedures Trainers (APTs). Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs, training centres and pilot provisioning services.

Expected long-term growth in air travel

Passenger traffic declined 3.5% in calendar 2009 compared to 2008. Year-to-date in calendar 2010, the International Air Transport Association (IATA) is reporting that passenger traffic, as well as cargo traffic, has reversed this decline. We expect that over the long term, both passenger and cargo traffic will continue to grow. In the first nine months of calendar 2010, passenger traffic increased 8.3% compared to the first nine months of calendar 2009 while freight-tonne-kilometres increased over 25.1%. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In high-growth markets like India, China, South America and Southeast Asia, long-term air traffic growth is expected to outpace the growth expected in developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes identifying, screening, selecting and training and placement services. The shortage also creates an opportunity for CAE Global Academy, which now totals 11 flight training organizations around the world, making it the largest network of ab initio flight schools. Through CAE Global Academy, we have the capacity to train more than 1,800 pilot cadets annually as they aspire to a career as a professional pilot. Additionally, a global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, for whom we are also delivering training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which is gradually being adopted by individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into qualified first officers for modern aircraft such as airliners. In the fourth quarter of fiscal 2010, we launched an MPL beta program with AirAsia satisfying new performance-based requirements developed by Transport Canada. If the MPL process continues to be adopted and gains momentum in markets like China, India, Southeast Asia and the Middle East, where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

CAE Second Quarter Report 2011 | 7

Management’s Discussion and Analysis

New international requirements for the qualification of flight simulation training devices

During the summer of 2009, the ICAO published a strategic analysis intended to define flight simulation requirements for the qualification of flight simulation training devices (FSTDs) in the 190 ICAO member states. The ICAO document states that the top-fidelity ICAO Standard FSTD (Type VII) is required to support each of the required training tasks contained in a number of crucial training to proficiency contexts including recurrent and initial training, MPL and the Airline Transport Pilot License (ATPL). It also confirms and recognizes the long-term necessity of high-fidelity FSTDs for such highly critical training contexts. The qualification requirements of the ICAO Type VII simulator require a higher fidelity of simulation (including visuals, motion, sound and air traffic control simulation) than today’s level D simulator requirements and we believe the increased demand for more realistic and more immersive training aligns well with our strengths and expertise in aviation training. A similar ICAO initiative is in process to identify requirements for civil helicopter FSTDs.

New more stringent training requirements

On August 1, 2010, the U.S. approved the Airline Safety and Federal Aviation Administration Act of 2010. This Act requires the Federal Aviation Administration (FAA) to develop and issue new and updated regulations with effective dates between August 2012 and August 2013 for significant issues such as:

  Limitations on the hours of flight time and duty time to address pilot fatigue. This will effectively increase the pilot work force;

  New regulations on specialized pilot training such as airplane stalls, airplane upsets, icing, wind shear and other adverse weather phenomenon;

  Pilot training programs with respect to their duration, frequency and content;

  The requirement for First Officers (co-pilots) to hold an Airline Transport Pilot (ATP) license involving a minimum experience of 1,500 flight hours, a change from the existing requirement that they hold a Commercial Pilot License (CPL) requiring at least 250 flight hours. The FAA is considering an equivalency system that would include the use of simulators to meet a significant portion of the 1500-hour requirement.

The FAA has chartered Aviation Rulemaking Committees (ARCs) to assist the FAA in formulating the new regulations. CAE is participating in these ARCs to help the FAA and the US aviation industry meet the new demands presented by the new Act.

MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf modelling and simulation software solutions to OEMs, government agencies and defence forces.

Our strategy in the defence market has been to globalize and diversify our military business. We have diversified our interests across a broad range of national markets and related defence budgets to have a more resilient and predictable stream of military business. We are a leading supplier of simulation and training solutions and have a significant local presence in seven countries. Through the successful execution of our strategy, we see tangible positive results from our efforts. Over the past two fiscal years (2009 and 2010), we have achieved record military order intake totaling over $2 billion. The strong and diverse base of business that we have developed, combined with the trends that we see in the global defence market, specifically related to our modelling and simulation niche, give us confidence that we can continue to grow for the foreseeable future.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modelling and simulation-based professional and defence services.

8 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

Market trends and outlook

We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with solutions on a range of military platforms involving transport aircraft, aerial refueling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade.

We have begun to witness varying degrees of global defence spending rationalization including recent austerity measures detailed in the U.K. and Germany. These will present new challenges to the defence industry as a whole. Nevertheless, CAE should see an increased adoption over the long term of simulation-based training to reduce costs. As well, we continue to pursue new growth in a range of defence market adjacencies.

Long term forecasting is more difficult given the evolving market conditions, but our current estimate is that approximately 9,500 new military manned aircraft will be deployed into global military fleets over the next five years and this should generate demand for nearly 300 FMSs. We do not today address all platforms and all markets, but we have the capability to serve a good portion of this expected demand.

We believe CAE is uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. In addition to supporting the global installed base and new aircraft introductions, demand for our products and services should continue to be driven by the:

  Explicit desire of governments and defence forces to increase the use of modelling and simulation;

  Growing demand for our specialized modelling and simulation-based products and services;

  High cost of operating live assets for training which leads to more use of simulation;

  Current nature of warfare which requires joint forces training and mission rehearsal.

Explicit desire of governments and defence forces to increase the use of modelling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modelling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence and therefore the level of adoption is much lower. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modelling and simulation are considerable. The U.S. Air Force estimates that live training is approximately 10 times more costly than simulation-based training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats. As one U.K. military official stated recently when speaking about the pending cuts to the U.K. defence budget – “despite all of the uncertainties surrounding the strategic defence review, the one certainty is that simulation activity will increase going forward given its compelling value proposition.”

Growing demand for our specialized modelling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Hawker Beechcraft is now offering the AT-6 light attack and armed reconnaissance aircraft, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we have won or participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S.

CAE Second Quarter Report 2011 | 9

Management’s Discussion and Analysis

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. In the United Kingdom, the Royal Air Force’s fleet of Puma helicopters is undergoing a life extension program to keep the aircraft in service until 2022. This has recently resulted in us signing a contract with the United Kingdom Ministry of Defence (UK MoD) to upgrade the Puma simulator and training program at our Medium Support Helicopter Aircrew Training Facility (MSHATF). The United States Air Force (USAF) is upgrading 52 legacy C-5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re-engining program. This quarter we won a competitive contract to perform upgrades on the USAF’s C-5 training devices over the next several years.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past several years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB enhances rapid simulation-based mission rehearsal capabilities.

NEW CORE MARKETS

Healthcare market

Simulation-based training is becoming recognized as one of the effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation-based training centres.

During the last year, CAE Healthcare further developed its capabilities in two areas: training centre solutions and medical solutions. We leveraged our broad expertise in managing aviation simulation centres to expand our offering for healthcare simulation centres, including training centre management services and training solutions, as well as the launch of the CAE OwlTM system. The CAE OwlTM system is used for optimizing the way training is conducted. In the area of medical solutions, we entered the imaging and surgical training fields; both of which are important focus areas for us and where CAE Healthcare can leverage CAE’s core simulation and modelling capabilities. The acquisitions of ICCU and VIMEDIX give us the ability to offer a complete solution for bedside ultrasound training by combining simulators with a comprehensive curriculum. The acquisition of three medical product lines from the company Immersion enabled our entry into the training field for minimally invasive surgical procedures.

During the first quarter of 2011, CAE Healthcare announced that it was awarded five new contracts to supply its new CAE OwlTM simulation centre management system. Contracts were signed with Université Laval, The Michener Institute for Applied Health Sciences, the University of Ottawa and the Hôpital Sacré-Coeur de Montréal (HSCM). CAE Healthcare also announced that it sold its first transthoracic echocardiography simulator, CAE VIMEDIXTM, to the Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School.

CAE Healthcare and The Michener Institute for Applied Health Sciences formally celebrated the official opening of one of Canada’s largest healthcare simulation centres during the first quarter of fiscal 2011.

In the second quarter of fiscal 2011, CAE Healthcare had increased sales of our VIMEDIX AND ICCU bedside ultrasound solutions as well as our surgical simulators. We also continued to deploy a number of CAE OwlTM brief/debrief systems to customers, which is a training technology adapted from aviation. CAE VIMEDIXTM sales totaled 15 units, including key U.S. military contracts. In addition, our ICCU program was selected by the American College of Chest Physicians (ACC) to be integrated in its first critical care ultrasound certification program. We also sold 10 surgical simulation systems and a variety of upgrades to systems already deployed with our customer installed base.

10 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

Mining market

In the first quarter of fiscal 2011, we acquired Datamine to expand our entry into the mine simulation and optimization field. Datamine has an extensive product and consulting portfolio ranging from exploration data management and geological (orebody) modelling to mine planning and mine operations management. This is part of our long-term strategy to leverage our modelling, simulation and training capabilities in new markets that have the same imperatives to reduce risks and enhance operational efficiency as the civil aviation and defence sectors.

We continued to make good progress in CAE Mining with the sale of our mine planning, management and optimization software solutions to major mining companies including BHP Mitsubishi Alliance, Vale Ferrus, and Anglo American.

Our New Core Market initiatives are still very much in their infancy. They offer attractive long-term potential for growth and the possibility for CAE to emerge as a market leader, as we have done in all of our core businesses. The New Core Market results are included in TS/C.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	September 30	June 30	Increase	March 31
	2010	2010	(decrease)	2010	Increase
U.S. dollar (US$ or USD)	1.03	1.06	(3%)	1.02	1%
Euro (€)	1.40	1.30	8%	1.37	2%
British pound (£ or GBP)	1.62	1.59	2%	1.54	5%

We used the average foreign exchange rates below to value our revenues and expenses:

	September 30	June 30		September 30
	2010	2010	Increase	2009	Decrease
U.S. dollar (US$ or USD)	1.04	1.03	1%	1.10	(5%)
Euro (€)	1.34	1.31	2%	1.57	(15%)
British pound (£ or GBP)	1.61	1.53	5%	1.80	(11%)

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in this quarter’s revenue of $19.3 million and a decrease in net earnings of $2.1 million, when compared to the second quarter of fiscal 2010. For the first six months of fiscal 2011, the effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in revenue of $53.3 million and a decrease in net earnings of $8.2 million, when compared to the first six months of fiscal 2010.

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.

CAE Second Quarter Report 2011 | 11

Management’s Discussion and Analysis

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

5. NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

We add net debt to total shareholders’ equity to understand where our capital is coming from.

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from the sale of property, plant and equipment.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

12 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (see Note 10 of the interim unaudited consolidated financial statements).

6.	CONSOLIDATED RESULTS[2]
6.1	Results of our operations – second quarter of fiscal 2011

(amounts in millions, except per share amounts)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$386.6	366.7	395.9	382.9	364.5
Total segment operating income[2]		$61.9	62.2	64.9	64.6	62.3
Restructuring charge		$-	-	(1.9)	(3.9)	(1.1)
Earnings before interest and income taxes (EBIT)[2]		$61.9	62.2	63.0	60.7	61.2
As a % of revenue	%	16.0	17.0	15.9	15.9	16.8
Interest expense, net		$7.6	6.9	5.5	6.5	7.4
Earnings before taxes		$54.3	55.3	57.5	54.2	53.8
Income tax expense		$14.3	15.9	17.0	16.5	14.7
Net earnings		$40.0	39.4	40.5	37.7	39.1
Basic and diluted earnings per share		$0.16	0.15	0.16	0.15	0.15

Revenue was 5% higher than last quarter and 6% higher than the second quarter of fiscal 2010

Revenue was $19.9 million higher than last quarter mainly because:

  SP/M’s revenue increased by $21.4 million, or 18%, mainly due to higher activity of some programs;

  TS/M’s revenue increased by $2.2 million, or 3%, mainly due to higher maintenance and training activity and to a favourable foreign exchange impact;

  SP/C’s revenue decreased by $4.1 million or 6%, mainly due to lower revenue generated from orders included in the backlog and less demand for updates, SimfinityTM products and support services;

  TS/C’s revenue was stable compared to last quarter.

2 Non-GAAP measure (see Section 5).

CAE Second Quarter Report 2011 | 13

Management’s Discussion and Analysis

Revenue was $22.1 million higher than the second quarter of fiscal 2010 largely because:

  TS/C’s revenue increased by $15.2 million, or 15%, mainly due to higher revenue generated in North and South America and, to a lesser extent, in Europe, a higher contribution from the New Core Markets, increased revenue from the emerging markets and by the integration of the China Southern West Australia College (CSWAFC joint venture). The increase was partially offset by the negative effect from the stronger Canadian dollar;

  TS/M’s revenue increased by $8.2 million, or 14%, mainly due to higher maintenance and training activity, an increase in revenue from our Professional Services business and training revenue generated from the German NH90 simulators. The increase was partially offset by an unfavourable foreign exchange impact;

  SP/C’s revenue decreased by $1.1 million, or 2%, mainly due to unfavourable foreign exchange impact. The decrease was partially offset by an increase in revenue generated from the backlog;

  SP/M’s revenue was stable.

Revenue year to date was $753.3 million, 1% or $5.8 million higher than the same period last year, largely because:

  TS/C’s revenue increased by $18.1 million, or 8%, mainly due to higher demand in North and South America, a higher contribution from our New Core Markets, increased revenue generated from the emerging markets, higher FTOs’ activities and the integration of the CSWAFC joint venture. The increase was partially offset by the negative effect from the stronger Canadian dollar;

  TS/M’s revenue increased by $7.9 million, or 6%, mainly due to higher maintenance and training activity and training revenue generated from the NH90 simulators built in Germany. The increase was partially offset by an unfavourable foreign exchange impact;

  SP/C’s revenue decreased by $17.3 million, or 12%, mainly due to lower revenue generated from orders included in the backlog, to an unfavourable foreign exchange impact and to less demand for updates, SimfinityTM products and support services;

  SP/M’s revenue decreased by $2.9 million, or 1%, mainly due to a lower level of activity on our various NH90 programs and an unfavourable foreign exchange impact. The decrease was partially offset by more work performed on some of our other programs and the integration into our results of Bell Aliant’s former Defence, Security and Aerospace (DSA) business unit, acquired in May 2009.

You will find more details in Results by segment.

EBIT was $0.3 million lower than last quarter and $0.7 million higher compared to the second quarter of fiscal 2010

EBIT for this quarter was $61.9 million, or 16.0% of revenue. A restructuring charge of $1.1 million was booked in the second quarter of fiscal 2010.

Total segment operating income3 decreased by $0.3 million compared to last quarter. Decreases in segment operating income of $3.3 million, $2.3 million and $1.4 million from TS/C, TS/M and SP/C respectively, were partially offset by an increase of $6.7 million from SP/M.

Total segment operating income decreased by $0.4 million, or 1%, over the second quarter of fiscal 2010. A decrease in segment operating income of $5.6 million from SP/C was partially offset by increases in segment operating income of $3.0 million, $1.8 million and $0.4 million from TS/C, TS/M and SP/M respectively.

For the first six months of the year, EBIT was $124.1 million, which was $17.8 million or 17% higher than EBIT for the same period last year. EBIT for the first half of fiscal 2010 included a restructuring charge of $28.3 million. Decreases in segment operating income of $14.1 million and $3.8 million for SP/C and SP/M respectively, were partially offset by an increase of $4.4 million from TS/C and $3.0 million from TS/M.

You will find more details in Results by segment.

Net interest expense was $0.7 million higher than last quarter and $0.2 million higher compared to the second quarter of fiscal 2010

Net interest expense was higher than last quarter, mainly because of higher amortization of deferred financing costs.

The increase in net interest expense over the second quarter of fiscal 2010 was mainly due to an increase in other interest expense, partially offset by an increase in capitalized interests for assets under construction.

For the first six months of the year, the net interest expense was $14.5 million, which is $0.5 million higher than the same period last year. This was mainly due to an increase in other interest expense, partially offset by an increase in capitalized interest for assets under construction and an increase in interest income.

Effective income tax rate was 26% this quarter

Income taxes this quarter were $14.3 million, representing an effective tax rate of 26%, compared to 29% last quarter and 27% for the second quarter of fiscal 2010. Income taxes for the first six months were $30.2 million, representing an effective tax rate of 28%, compared to 28% for the same period last year.

The lower tax rate this quarter was mainly due to a change in the mix of income from various jurisdictions.

3 Non-GAAP measure (see Section 5).

14 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

6.2 Consolidated orders and backlog

Our consolidated backlog was $3,190.9 million at the end of this quarter. New orders of $437.4 million were added this quarter, offset by $386.6 million in revenue generated from the backlog and adjustments of $34.0 million, mainly related to foreign exchange.

Backlog up by 3% over last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2010	September 30, 2010
Backlog, beginning of period	$3,106.1	$3,042.8
+ orders	437.4	863.9
- revenue	(386.6)	(753.3)
+ / - adjustments (mainly FX)	34.0	37.5
Backlog, end of period	$3,190.9	$3,190.9

The book-to-sales ratio for the quarter was 1.13x. The ratio for the last 12 months was 1.18x.

You will find more details in Results by segment.

7. RESULTS BY SEGMENT
We manage our business and report our results in four segments:

Civil segments:
Training & Services/Civil (TS/C);
Simulation Products/Civil (SP/C).

Military segments:
Simulation Products/Military (SP/M);
Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Civil segments
Training & Services/Civil		$18.9	22.2	21.0	17.4	15.9
	%	16.0	18.9	18.5	17.0	15.5
Simulation Products/Civil		$6.8	8.2	8.9	11.4	12.4
	%	10.8	12.3	13.8	15.7	19.4
Military segments
Simulation Products/Military		$24.7	18.0	25.8	23.4	24.3
	%	18.0	15.5	17.3	16.7	17.7
Training & Services/Military		$11.5	13.8	9.2	12.4	9.7
	%	16.8	20.8	13.4	18.4	16.1
Total segment operating income (SOI)		$61.9	62.2	64.9	64.6	62.3
Restructuring charge		$-	-	(1.9)	(3.9)	(1.1)
EBIT		$61.9	62.2	63.0	60.7	61.2

CAE Second Quarter Report 2011 | 15

Management’s Discussion and Analysis

Capital employed[4]

(amounts in millions)	Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Civil segments
Training & Services/Civil	$1,020.2	1,007.2	969.8	995.0	1,018.9
Simulation Products/Civil	$83.1	76.9	29.6	39.9	28.5
Military segments
Simulation Products/Military	$194.5	177.4	147.0	181.9	167.6
Training & Services/Military	$201.7	202.2	174.2	196.4	173.9
	$1,499.5	1,463.7	1,320.6	1,413.2	1,388.9

7.1 Civil segments

SECOND QUARTER OF FISCAL 2011 EXPANSIONS AND NEW INITIATIVES

  We signed an agreement with aircraft manufacturer ATR as a framework for providing a range of products and support services to operators of ATR aircraft. As part of this agreement, ATR and CAE will collaborate on deployment of simulation equipment and training programs in ATR, CAE or customer training centres worldwide;

  We signed an agreement with Mitsubishi Aircraft Corporation (MJET) to develop and deliver a comprehensive training solution for the new MRJ. The agreement includes a 10-year Exclusive Training Provider program and the establishment of two training centres initially in Japan and the United States. In support of the agreement we are expanding our training network and are developing two CAE 7000 Series MRJ FFSs as well as CAE SimfinityTM integrated procedures trainers;

  We expanded the Honeywell-CAE Training Alliance and are now offering maintenance training courses for technicians in Europe, the Middle East, and Asia;

  We placed the first CAE 3000 Series helicopter mission simulator, a Eurocopter AS350 B2 model, at a training centre in Phoenix, Arizona, and it has been qualified by the U.S. Federal Aviation Administration (FAA) for Level 7 flight training device credits;

  We announced that the 12 AirAsia cadets in CAE's Multi-crew Pilot License (MPL) beta program class have successfully completed the Core and Basic phases of the program. They are now about midway through the 14-month program which started in March 2010 and have transitioned to the Intermediate phase of the program to be conducted at the CAE SimuFlite training centre in Dallas.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $111.9 million, including:

  A five-year contract renewal with Flight Options for pilot training services covering six fleet aircraft types;

  A five-year contract with the FAA, Oklahoma City, Oklahoma. This contract includes training services for the Hawker Beechcraft King Air 300/350, Bombardier Challenger 601, Challenger 604, and the Learjet 60 aircraft programs. We have provided training services to this division of the FAA since 2005.

Financial Results
(amounts in millions, except operating margins, RSEU and
FFSs deployed)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$118.0	117.6	113.6	102.4	102.8
Segment operating income		$18.9	22.2	21.0	17.4	15.9
Operating margins	%	16.0	18.9	18.5	17.0	15.5
Amortization & depreciation		$16.3	16.0	15.5	17.1	15.7
Capital expenditures		$24.0	11.5	23.9	13.0	18.9
Capital employed		$1,020.2	1,007.2	969.8	995.0	1,018.9
Backlog		$695.3	706.8	728.7	755.9	792.3
RSEU[4]		131	132	131	129	128
FFSs deployed		151	150	148	146	144

Revenue stable compared to last quarter and up 15% over the second quarter of fiscal 2010

Revenue was stable compared to last quarter. Additional revenue generated from the integration of China Southern West Australia College (CSWAFC joint venture), an increased demand in the emerging markets and the effect from the weaker Canadian dollar were offset by the negative effect from the seasonal weaker demand in North America and Europe.

4 Non-GAAP measure (see Section 5).

16 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

The increase over the second quarter of fiscal 2010 was mainly due to higher revenue generated in North and South America and, to a lesser extent, in Europe, a higher contribution from the New Core Markets, increased revenue from the emerging markets and by the integration of the CSWAFC joint venture. The increase was partially offset by the negative effect from the stronger Canadian dollar.

Revenue year to date was $235.6 million, $18.1 million or 8% higher than the same period last year. The increase was mainly due to higher demand in North and South America, a higher contribution from our New Core Markets, increased revenue generated from the emerging markets, higher FTOs’ activities and the integration of the CSWAFC joint venture. The increase was partially offset by the negative effect from the stronger Canadian dollar.

Segment operating income down 15% from last quarter and up 19% over the second quarter of fiscal 2010

Segment operating income was $18.9 million (16.0% of revenue) this quarter, compared to $22.2 million (18.9% of revenue) last quarter and $15.9 million (15.5% of revenue) in the second quarter of fiscal 2010.

Segment operating income decreased by $3.3 million, or 15%, from last quarter. The decrease was mainly attributable to the seasonal weaker demand in North America and Europe, the change in revenue mix and the negative effect from foreign exchange fluctuations. Also, a gain was recorded in the first quarter related to the sale of our investment in a minor training operation in Germany. The decrease was partially offset by the higher contribution from the emerging markets and by the realization of a gain on the disposal of five used flight training devices (FTDs).

Segment operating income increased by $3.0 million, or 19%, over the second quarter of fiscal 2010. The increase was mainly due to higher segment operating income generated in North and South America, the higher contribution from FTOs’ activities and from the emerging markets. The increase was partially offset by the negative effect from the stronger Canadian dollar and expenditures related to our New Core Markets. Before our investment in New Core Markets, the training and services margin was 18.3% for the current quarter.

Segment operating income for the first half of the year was $41.1 million (17.4% of revenue), $4.4 million or 12% higher than the same period last year. The increase was mainly attributable to higher segment operating income in North and South America and, to a lesser extent, in Europe, and to a higher contribution from FTOs’ activities. The increase was also due to the gain on the sale of our investment in a minor training operation in Germany. The increase was partially offset by the negative effect from the stronger Canadian dollar and expenditures related to our New Core Markets.

Capital expenditures at $24.0 million this quarter

Maintenance capital expenditures were $3.6 million for the quarter and growth capital expenditures were $20.4 million. We continue to selectively expand the training network to address additional market opportunities and in response to training demands from our customers.

Capital employed increased by $13.0 million over last quarter

The increase in capital employed was mainly due to investments in our network, partially offset by the reduction of non-cash working capital.

Backlog was at $695.3 million at the end of the quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2010	September 30, 2010
Backlog, beginning of period	$706.8	$728.7
+ orders	111.9	193.7
- revenue	(118.0)	(235.6)
+ / - adjustments (mainly FX)	(5.4)	8.5
Backlog, end of period	$695.3	$695.3

This quarter's book-to-sales ratio was 0.95x. The ratio for the last 12 months was 0.89x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following eight CAE 7000 Series FFSs this quarter:

  Two Airbus A350 XWB FFSs to Airbus, the world's first FFSs for the new long-range aircraft;

  One Boeing 777 FFS and one Airbus A320 FFS to undisclosed customers;

  One Airbus A380 FFS and one Boeing 777-300ER FFS to Korean Air;

  One Airbus A330 FFS and one Boeing 737-800 FFS to Air China.

This brings SP/C’s order intake for the year to 14 FFSs.

CAE Second Quarter Report 2011 | 17

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$62.8	66.9	64.5	72.6	63.9
Segment operating income		$6.8	8.2	8.9	11.4	12.4
Operating margins	%	10.8	12.3	13.8	15.7	19.4
Amortization & depreciation		$1.5	1.5	1.7	1.6	1.7
Capital expenditures		$2.6	1.4	12.3	0.6	0.5
Capital employed		$83.1	76.9	29.6	39.9	28.5
Backlog		$305.3	251.7	252.4	244.1	254.5

Revenue down 6% from last quarter and down 2% from the second quarter of fiscal 2010

The decrease from last quarter was mainly due to lower revenue generated from orders included in the backlog and less demand for updates, SimfinityTM products and support services.

The decrease from the second quarter of 2010 was mainly due to unfavourable foreign exchange impact. The decrease was partially offset by an increase in revenue generated from the backlog.

Revenue year to date was $129.7 million, 12% or $17.3 million lower than the same period last year. The decrease was mainly due to lower revenue generated from orders included in the backlog, to an unfavourable foreign exchange impact and to less demand for updates, SimfinityTM products and support services.

Segment operating income down 17% from last quarter and down 45% from the second quarter of fiscal 2010

Segment operating income was $6.8 million (10.8% of revenue) this quarter, compared to $8.2 million (12.3% of revenue) last quarter and $12.4 million (19.4% of revenue) in the second quarter of fiscal 2010.

The decrease from last quarter and the second quarter of fiscal 2010 was mainly due to a decline in project margins resulting from intense competition and challenging market conditions, and an unfavourable impact from the revaluation of our non-cash working capital accounts denominated in foreign currencies.

Segment operating income for the first six months of the year was $15.0 million (11.6% of revenue), 48% or $14.1 million lower than the same period last year. The decrease from the first six months of 2010 was mainly due to a decline in project margins resulting from the conditions mentioned above, a lower utilization of funds from our research and development cost-sharing programs and decreased volume.

Capital employed increased by $6.2 million over last quarter

Capital employed increased over last quarter mainly due to an increase in other assets.

Backlog up 21% compared to last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2010	September 30, 2010
Backlog, beginning of period	$251.7	$252.4
+ orders	116.7	185.4
- revenue	(62.8)	(129.7)
+ / - adjustments (mainly FX)	(0.3)	(2.8)
Backlog, end of period	$305.3	$305.3

This quarter's book-to-sales ratio was 1.86x. The ratio for the last 12 months was 1.21x.

7.2 Military segments

SECOND QUARTER OF FISCAL 2011 EXPANSIONS AND NEW INITIATIVES

  We signed a teaming agreement with Hawker Beechcraft as their ground-based training systems provider for the AT-6 Light Attack and Armed Reconnaissance aircraft;

  We announced that India's first advanced full-fidelity helicopter simulator, a Bell 412 model, has been certified to Level D by India’s Directorate General Civil Aviation (DGCA) and the European Aviation Safety Agency (EASA). The FFS is located at the Helicopter Academy to Train by Simulation of Flying (HATSOFF), the joint venture owned equally by Hindustan Aeronautics Limited (HAL) and CAE.

18 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

SIMULATION PRODUCTS/MILITARY
SP/M was awarded $121.6 million in orders this quarter, including:

  A contract from the United States Air Force (USAF) initially valued at more than US$10 million to upgrade two C-5 Galaxy weapon systems trainers (WSTs). The contract includes options to upgrade additional C-5 WSTs as well as C-5 cockpit procedures trainers that could bring the value to more than US$50 million;

  A contract to upgrade the image generator and visual display systems on the 12 CAE-built helicopter simulators located in Bueckeburg. The CAE Medallion-6000 image generator will be used as part of the overall upgrade of the visual systems on the helicopter simulators;

  A subcontract with Lockheed Martin, to provide a range of upgrades on C-130J training devices used by the Royal Air Force (RAF) at RAF Lyneham.

Financial results
(amounts in millions, except operating margins)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$137.2	115.8	149.3	140.4	137.4
Segment operating income		$24.7	18.0	25.8	23.4	24.3
Operating margins	%	18.0	15.5	17.3	16.7	17.7
Amortization & depreciation		$2.4	2.5	2.8	2.7	3.2
Capital expenditures		$2.6	1.8	0.9	2.3	1.1
Capital employed		$194.5	177.4	147.0	181.9	167.6
Backlog		$920.3	921.2	868.0	815.3	889.8

Revenue up 18% from last quarter and stable compared to the second quarter of fiscal 2010

The increase from last quarter was mainly due to a higher level of activity on some of our programs.

Revenue was stable compared to the second quarter of fiscal 2010. A decrease mainly due to a lower level of activity on our various NH90 programs and an unfavourable foreign exchange impact was partially offset by more work performed on some of our other programs.

Revenue year to date was $253.0 million, 1% or $2.9 million lower than the same period last year. The decrease was mainly due to a lower level of activity on our various NH90 programs and an unfavourable foreign exchange impact. The decrease was partially offset by more work performed on some of our other programs and the integration into our results of DSA, acquired in May 2009.

Segment operating income up 37% from last quarter and up 2% from the second quarter of fiscal 2010

Segment operating income was $24.7 million (18.0% of revenue) this quarter, compared to $18.0 million (15.5% of revenue) last quarter and $24.3 million (17.7% of revenue) in the second quarter of fiscal 2010.

The increase from last quarter was mainly due to an increase in volume, cost savings achieved on programs that were delivered or were near completion at the end of the quarter, and revenue resulting from a price adjustment on a specific contract.

The increase from the second quarter of fiscal 2010 was mainly due to cost savings achieved on programs that were delivered or were near completion at the end of the quarter and revenue resulting from a price adjustment on a specific contract. The increase was partially offset by an unfavourable foreign exchange impact.

Segment operating income for the first six months of the year was $42.7 million (16.9% of revenue), 8% or $3.8 million lower than the same period last year. The decrease was mainly due to a lower utilization of funds from our research and development cost-sharing programs and an unfavourable foreign exchange impact. The decrease was partially offset by the integration into our results of DSA, acquired in May 2009.

Capital employed increased by $17.1 million over last quarter

The increase over last quarter was mainly due to a decrease in deposits on contracts.

Backlog stable compared to last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2010	September 30, 2010
Backlog, beginning of period	$921.2	$868.0
+ orders	121.6	292.9
- revenue	(137.2)	(253.0)
+ / - adjustments (mainly FX)	14.7	12.4
Backlog, end of period	$920.3	$920.3

This quarter's book-to-sales ratio was 0.89x. The ratio for the last 12 months was 1.10x.

	CAE Second Quarter Report 2011 | 19

Management’s Discussion and Analysis

TRAINING & SERVICES/MILITARY
TS/M was awarded $87.2 million in orders this quarter including:

  A one-year contract by L-3 Communications MAS (Canada) Inc., a subsidiary of L-3 Communications, for CAE to continue providing avionics software upgrades, integrated logistics support and data management services for the Canadian Forces CF-18 aircraft;

  A contract for the second year of a five-year training services contract with the Naval Air Warfare Center Training Systems Division (NAWCTSD) was awarded to CAE USA. CAE provides simulator operation and maintenance as well as simulator and classroom pilot instruction for the U.S. Navy and U.S. Marine Corps for multiple aircraft platforms, including the KC-130J, CH-53E, CH-46E, EA-6B, F/A-18, and E-2C;

  A subcontract to continue providing contract aircrew training (CAT) and courseware development (CWD) services for the A-10 and EC-130 aircraft for the U.S. Air Force Air Combat Command at Davis-Monthan Air Force Base was awarded to CAE USA by C2 Technologies.

Financial results
(amounts in millions, except operating margins)		Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010
Revenue		$68.6	66.4	68.5	67.5	60.4
Segment operating income		$11.5	13.8	9.2	12.4	9.7
Operating margins	%	16.8	20.8	13.4	18.4	16.1
Amortization & depreciation		$3.3	2.9	2.3	3.0	2.6
Capital expenditures		$2.3	7.6	11.4	8.2	5.8
Capital employed		$201.7	202.2	174.2	196.4	173.9
Backlog		$1,270.0	1,226.4	1,193.7	1,101.8	1,098.2

Revenue up 3% from last quarter and up 14% compared to the second quarter of fiscal 2010

Revenue increased from last quarter mainly due to higher maintenance and training activity and to a favourable foreign exchange impact.

Revenue increased compared to the second quarter of fiscal 2010. The increase was mainly due to higher maintenance and training activity, an increase in revenue from our Professional Services business and training revenue generated from the German NH90 simulators. The increase was partially offset by an unfavourable foreign exchange impact.

Revenue year to date was $135.0 million, 6% or $7.9 million higher than the same period last year. The increase was mainly due to higher maintenance and training activity and training revenue generated from the NH90 simulators built in Germany. The increase was partially offset by an unfavourable foreign exchange impact.

Segment operating income down by 17% over last quarter and up 19% over the second quarter of fiscal 2010

Segment operating income was $11.5 million (16.8% of revenue) this quarter, compared to $13.8 million (20.8% of revenue) last quarter and $9.7 million (16.1% of revenue) in the second quarter of fiscal 2010.

The decrease over last quarter was mainly due a lower level of activity on a specific maintenance contract, for which we had more revenue last quarter. The decrease was partially offset by a higher dividend received from a U.K.-based TS/M investment.

The increase over the second quarter of fiscal 2010 was mainly due to higher maintenance and training activity, increased revenue from our Professional Services business and training revenue generated from the German NH90 simulators. The increase was partially offset by an unfavourable foreign exchange impact.

Segment operating income for the first six months of the year was $25.3 million (18.7% of revenue), 13% or $3.0 million higher than the same period last year. The increase was mainly due to training revenue generated from the NH90 simulators build in Germany and higher training and maintenance activity. The increase was partially offset by an unfavourable foreign exchange impact and a lower utilization of funds from our research and development cost-sharing programs.

Capital employed decreased by $0.5 million over last quarter

The decrease over last quarter was mainly due to a decrease in non-cash working capital accounts partially offset by an increase in property, plant and equipment.

20 | CAE Second Quarter Report 2011

	Management’s Discussion and Analysis
Backlog up 4% over last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2010	September 30, 2010
Backlog, beginning of period	$1,226.4	$1,193.7
+ orders	87.2	191.9
- revenue	(68.6)	(135.0)
+ / - adjustments (mainly FX)	25.0	19.4
Backlog, end of period	$1,270.0	$1,270.0

This quarter's book-to-sales ratio was 1.27x. The ratio for the last 12 months was 1.79x.

Combined military performance

Revenue was $205.8 million this quarter, compared to $182.2 million last quarter and $197.8 million in the same period last year. For the first six months of fiscal 2011, revenue was $388.0 million, compared to $383.0 million for the same period last year.

Segment operating income was $36.2 million (17.6% of revenue) this quarter, compared to $31.8 million (17.5% of revenue) last quarter and $34.0 million (17.2% of revenue) in the same period last year. For the first six months of fiscal 2011, segment operating income was $68.0 million (17.5% of revenue), compared to $68.8 million (18.0% of revenue) for the same period last year.

The combined military book-to-sales ratio was 1.01x for the quarter and 1.33x on a trailing 12-month basis.

8. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1 Consolidated cash movements

		Three months ended		Six months ended
	September 30		June 30	September 30
(amounts in millions)	2010	2009	2010	2010	2009
Cash provided by continuing operating activities*	$70.2	$72.7	$66.6	$136.8	$120.8
Changes in non-cash working capital	(1.6)	43.7	(110.9)	(112.5)	(24.3)
Net cash provided by (used in) continuing
operations	$68.6	$116.4	$(44.3)	$24.3	$96.5
Maintenance capital expenditures[5]	(9.7)	(12.8)	(8.5)	(18.2)	(21.1)
Other assets	(3.8)	(3.5)	(5.0)	(8.8)	(5.0)
Proceeds from the sale of property, plant
and equipment	1.3	0.9	-	1.3	8.5
Cash dividends	(10.1)	(7.5)	(7.6)	(17.7)	(15.1)
Free cash flow [5]	$46.3	$93.5	$(65.4)	$(19.1)	$63.8
Growth capital expenditures [5]	(21.8)	(13.5)	(13.8)	(35.6)	(37.2)
Deferred development costs	(5.6)	(3.0)	(3.0)	(8.6)	(6.1)
Other cash movements, net	0.1	1.3	(7.7)	(7.6)	2.0
Business acquisitions (net of cash and cash
equivalents acquired)	(3.1)	(5.2)	(18.1)	(21.2)	(22.9)
Joint venture (net of cash and cash
equivalents acquired)	-	-	(1.9)	(1.9)	-
Effect of foreign exchange rate changes on
cash and cash equivalents	2.6	(9.9)	0.4	3.0	(15.8)
Net increase (decrease) in cash before
proceeds and repayment of long-term debt	$18.5	$63.2	$(109.5)	$(91.0)	$(16.2)
* before changes in non-cash working capital

[5] Non-GAAP measure (see Section 5).

CAE Second Quarter Report 2011 | 21

Management’s Discussion and Analysis

Free cash flow of $46.3 million this quarter and negative $19.1 million for the first six months of fiscal 2011

The increase from last quarter was mainly attributable to favourable changes in non-cash working capital, while the decrease compared to the second quarter of fiscal 2010 was mainly due to unfavourable changes in non-cash working capital.

Free cash flow year to date was negative $19.1 million, $82.9 million lower than in the same period last year. The decrease was mainly attributable to unfavourable changes in non-cash working capital, partially offset by an increase in cash provided by continuing operating activities.

Capital expenditures of $31.5 million this quarter and $53.8 million for the first six months of fiscal 2011

Growth capital expenditures of $21.8 million this quarter and $35.6 million for the first six months of fiscal 2011 were in support of prior commitments. We are continuing to selectively expand our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $9.7 million this quarter and $18.2 million for the first six months of fiscal 2011.

9.	CONSOLIDATED FINANCIAL POSITION[6]
9.1	Consolidated capital employed

	As at September 30	As at June 30	As at March 31
(amounts in millions)	2010	2010	2010
Use of capital:
Non-cash working capital[6]	$66.9	$58.3	$(40.4)
Property, plant and equipment, net	1,194.7	1,164.7	1,147.2
Other long-term assets	573.1	558.5	511.7
Other long-term liabilities	(321.0)	(293.6)	(282.9)
Total capital employed	$1,513.7	$1,487.9	$1,335.6
Source of capital:
Net debt[6]	$278.5	$296.7	$179.8
Shareholders’ equity	1,235.2	1,191.2	1,155.8
Source of capital	$1,513.7	$1,487.9	$1,335.6

Capital employed increased by $25.8 million over last quarter

The increase was mainly the result of increases in property, plant and equipment, other long-term assets and non-cash working capital, partially offset by an increase in other long-term liabilities.

Our return on capital employed6 (ROCE) was 12.2% (11.7% adjusted for operating leases) this quarter compared to 12.9% (12.1% adjusted for operating leases) for the second quarter of last year.

Non-cash working capital increased by $8.6 million this quarter from last quarter

The increase was mainly due to a decrease in deposits on contracts, in addition to increases in accounts receivable, income taxes recoverable and inventories. The increase was partially offset by an increase in accounts payable and accrued liabilities.

Net property, plant and equipment up $30.0 million this quarter over last quarter

The increase mainly resulted from capital expenditures of $31.5 million and foreign exchange variations of $18.1 million, partially offset by depreciation of $18.6 million.

Net debt decreased by $18.2 million this quarter

The decrease of $18.2 million was primarily caused by a net increase in cash before proceeds and repayments of long-term debt.

6 Non-GAAP measure (see Section 5).

22 | CAE Second Quarter Report 2011

	Management’s Discussion and Analysis
Change in net debt
	Three months ended	Six months ended
(amounts in millions)	September 30, 2010	September 30, 2010
Net debt, beginning of period	$296.7	$179.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(18.5)	91.0
Business acquisitions, joint ventures and others	(0.1)	0.1
Effect of foreign exchange rate changes on long-term debt	0.4	7.6
(Decrease) increase in net debt during the period	$(18.2)	$98.7
Net debt, end of period	$278.5	$278.5

During the first quarter, we refinanced our existing credit facility which was due to expire in July 2010. The agreement is a committed three-year revolving credit facility of US$450 million with an option to increase to a total amount up to US$650 million.

We also have an agreement to sell certain of our accounts receivable up to $75 million, an increase of $25 million over the previous quarter.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow is enabling the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Shareholders’ equity increased by $44.0 million this quarter

The increase in equity was mainly due to net earnings of $40.0 million and a decrease in accumulated other comprehensive loss of $13.1 million, partially offset by dividends of $10.1 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 256,623,312 common shares issued and outstanding as at September 30, 2010 with total share capital of $442.6 million.

As at October 31, 2010, we had a total of 256,746,087 common shares issued and outstanding.

10. BUSINESS ACQUISITIONS

As at September 30, 2010, we acquired two businesses for a total cost, including acquisition costs and excluding working capital adjustments, of $27.0 million settled in cash.

Datamine Corporate Limited

In April 2010, we acquired Datamine Corporate Limited (Datamine). Datamine is a supplier of mining optimization software tools and services. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Academia Aeronautica de Evora S.A.

In June 2010, we acquired the remaining non-controlling interest of Academia Aeronautica de Evora S.A.

Goodwill recognized for these transactions amounts to $15.9 million, which is not deductible for tax purposes. As well, a customer relationship intangible asset in the amount of $3.4 million, a technology intangible asset in the amount of $3.4 million and a tradename intangible asset in the amount of $0.8 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in our consolidated results since the date of each respective acquisition. The net assets of these acquisitions are included in the Training & Services/Civil segment.

11. CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this quarter.

CAE Second Quarter Report 2011 | 23

Management’s Discussion and Analysis

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

We plan to prepare our interim and annual financial statements in accordance with IFRS for periods commencing on or after April 1, 2011.

Our IFRS changeover plan

We have developed a detailed changeover plan to convert our consolidated financial statements from Canadian GAAP to IFRS. Details regarding the phases, key activities and the status of the plan are described in Section 10.2 Future changes in accounting standards of our 2010 Management Discussion and Analysis dated May 13, 2010.

No significant changes to the plan have been made since this date and the plan is progressing as designed.

Changes to previously-communicated preliminary accounting policy conclusions

In Section 10.2 Future changes in accounting standards of our 2010 annual report, we disclosed selective preliminary IFRS accounting policy conclusions. As a result of the development of additional guidance and the availability of new interpretations or clarifications, we have revised the following accounting policy conclusion:

Income Taxes – Investment Tax Credits (ITCs)

ITCs arising from research and development (R&D) activities will continue to be deducted from the related costs given that the cost reduction method of accounting is appropriate in accordance with IFRS for ITCs arising from R&D activities.

13.	CONTROLS AND PROCEDURES
13.1	Evaluation of disclosure controls and procedures

In the second quarter ended September 30, 2010, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

24 | CAE Second Quarter Report 2011

Management’s Discussion and Analysis

14. SELECTED QUARTERLY FINANCIAL INFORMATION

(unaudited)							Year to
(amounts in millions, except per share amounts and exchange rates)	Q1		Q2		Q3	Q4	date
Fiscal 2011
					(1)	(1)
Revenue	$366.7		386.6				753.3
					(1)	(1)
Earnings from continuing operations	$39.4		40.0				79.4
					(1)	(1)
Basic earnings per share from continuing operations	$0.15		0.16				0.31
					(1)	(1)
Diluted earnings per share from continuing operations	$0.15		0.16				0.31
					(1)	(1)
Net earnings	$39.4		40.0				79.4
					(1)	(1)
Basic earnings per share	$0.15		0.16				0.31
					(1)	(1)
Diluted earnings per share	$0.15		0.16				0.31
					(1)	(1)
Average number of shares outstanding (basic)	256.5		256.6				256.6
					(1)	(1)
Average number of shares outstanding (diluted)	256.6		256.9				256.8
					(1)	(1)
Average exchange rate, U.S. dollar to Canadian dollar	$1.03		1.04				1.03
					(1)	(1)
Average exchange rate, Euro to Canadian dollar	$1.31		1.34				1.33
					(1)	(1)
Average exchange rate, British pound to Canadian dollar	$1.53		1.61				1.57
Fiscal 2010							Total
Revenue	$383.0		364.5		382.9	395.9	1,526.3
Earnings from continuing operations	$27.2		39.1		37.7	40.5	144.5
Basic earnings per share from continuing operations	$0.11		0.15		0.15	0.16	0.56
Diluted earnings per share from continuing operations	$0.11		0.15		0.15	0.16	0.56
Net earnings	$27.2		39.1		37.7	40.5	144.5
Basic earnings per share	$0.11		0.15		0.15	0.16	0.56
Diluted earnings per share	$0.11		0.15		0.15	0.16	0.56
Average number of shares outstanding (basic)	255.4		255.6		255.9	256.4	255.8
Average number of shares outstanding (diluted)	255.4	(2)	255.6	(2)	255.9 (2)	256.4 (2)	255.8	(2)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17		1.10		1.06	1.04	1.09
Average exchange rate, Euro to Canadian dollar	$1.59		1.57		1.56	1.44	1.54
Average exchange rate, British pound to Canadian dollar	$1.81		1.80		1.73	1.63	1.74
Fiscal 2009							Total
Revenue	$392.1		406.7		424.6	438.8	1,662.2
Earnings from continuing operations	$48.2		49.2		52.1	52.7	202.2
Basic earnings per share from continuing operations	$0.19		0.19		0.20	0.21	0.79
Diluted earnings per share from continuing operations	$0.19		0.19		0.20	0.21	0.79
Net earnings	$47.3		49.0		52.1	52.7	201.1
Basic earnings per share	$0.19		0.19		0.20	0.21	0.79
Diluted earnings per share	$0.19		0.19		0.20	0.21	0.79
Average number of shares outstanding (basic)	254.3		254.9		254.9	254.9	254.8
Average number of shares outstanding (diluted)	255.1		255.4		254.9 (2)	254.9 (2)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01		1.04		1.21	1.25	1.13
Average exchange rate, Euro to Canadian dollar	$1.58		1.56		1.60	1.62	1.59
Average exchange rate, British pound to Canadian dollar	$1.99		1.97		1.90	1.79	1.91

(1) Not available

(2) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

CAE Second Quarter Report 2011 | 25

Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2010	2010
Assets
Current assets
Cash and cash equivalents	$208.6	$312.9
Accounts receivable (Note 4)	267.3	237.5
Contracts in progress	238.1	220.6
Inventories (Note 5)	140.7	126.9
Prepaid expenses	36.3	33.7
Income taxes recoverable	35.5	24.3
Future income taxes	7.4	7.1
	$933.9	$963.0
Property, plant and equipment, net	1,194.7	1,147.2
Future income taxes	81.5	82.9
Intangible assets	145.1	125.4
Goodwill	183.0	161.9
Other assets	163.5	141.5
	$2,701.7	$2,621.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$446.3	$467.8
Deposits on contracts	194.4	199.7
Current portion of long-term debt (Note 6)	49.5	51.1
Future income taxes	17.7	23.0
	$707.9	$741.6
Long-term debt (Note 6)	437.6	441.6
Deferred gains and other long-term liabilities	223.9	200.5
Future income taxes	97.1	82.4
	$1,466.5	$1,466.1

Shareholders’ equity
Capital stock	$442.6	$441.5
Contributed surplus	12.8	10.9
Retained earnings	980.2	918.8
Accumulated other comprehensive loss	(200.4)	(215.4)
	$1,235.2	$1,155.8
	$2,701.7	$2,621.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE Second Quarter Report 2011

		Consolidated Financial Statements

Consolidated Statements of Earnings
	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Revenue	$386.6	$364.5	$753.3	$747.5
Earnings before restructuring, interest and income taxes	$61.9	$62.3	$124.1	$134.6
Restructuring charge	-	1.1	-	28.3
Earnings before interest and income taxes (Note 10)	$61.9	$61.2	$124.1	$106.3
Interest expense, net (Note 6)	7.6	7.4	14.5	14.0
Earnings before income taxes	$54.3	$53.8	$109.6	$92.3
Income tax expense	14.3	14.7	30.2	26.0
Net earnings	$40.0	$39.1	$79.4	$66.3
Basic and diluted earnings per share	$0.16	$0.15	$0.31	$0.26
Weighted average number of shares outstanding (basic)	256.6	255.6	256.6	255.5
Weighted average number of shares outstanding (diluted) (1)	256.9	255.6	256.8	255.5

(1) For the three and six months ended September 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Second Quarter Report 2011 | 27

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
six months ended September 30, 2010
(amounts in millions of Canadian dollars, except number of shares)
		Common Shares			Accumulated
					Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders'
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8
Stock options exercised	80,925	0.6	-	-	-	0.6
Transfer upon exercise
of stock options	-	0.2	(0.2)	-	-	-
Stock dividends	25,393	0.3	-	(0.3)	-	-
Stock-based
compensation	-	-	2.1	-	-	2.1
Net earnings	-	-	-	79.4	-	79.4
Dividends	-	-	-	(17.7)	-	(17.7)
Other comprehensive
income	-	-	-	-	15.0	15.0
Balances,
end of period	256,623,312	$442.6	$12.8	$980.2	$(200.4)	$1,235.2

The total of Retained earnings and Accumulated other comprehensive loss for the six months ended September 30, 2010 was $779.8 million ($718.0 million as at September 30, 2009).

(Unaudited)
six months ended September 30, 2009
(amounts in millions of Canadian dollars, except number of shares)
		Common Shares			Accumulated
					Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders'
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	632,670	3.4	-	-	-	3.4
Transfer upon exercise
of stock options	-	1.7	(1.7)	-	-	-
Stock dividends	24,261	0.2	-	(0.2)	-	-
Stock-based
compensation	-	-	2.0	-	-	2.0
Net earnings	-	-	-	66.3	-	66.3
Dividends	-	-	-	(15.1)	-	(15.1)
Other comprehensive
loss	-	-	-	-	(90.5)	(90.5)
Balances,
end of period	255,803,374	$435.5	$10.4	$856.0	$(138.0)	$1,163.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE Second Quarter Report 2011

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
Net earnings	$40.0	$39.1	$79.4	$66.3
Other comprehensive income (loss):
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of financial
statements of self-sustaining foreign operations	$10.6	$(83.2)	$26.1	$(137.4)
Net change in gains (losses) on certain long-term debt
denominated in foreign currency and designated as
hedges of net investments in self-sustaining foreign
operations	3.3	12.5	(0.9)	10.6
Reclassification to income	-	-	(0.3)	-
Income taxes	(0.4)	(0.4)	(0.4)	1.3
	$13.5	$(71.1)	$24.5	$(125.5)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items
designated as hedges of cash flows	$(3.4)	$24.1	$(7.8)	$37.3
Reclassifications to income or to the related
non-financial assets or liabilities	2.8	(0.1)	(5.6)	13.2
Income taxes	0.2	(7.5)	3.9	(15.5)
	$(0.4)	$16.5	$(9.5)	$35.0
Total other comprehensive income (loss)	$13.1	$(54.6)	$15.0	$(90.5)
Comprehensive income (loss)	$53.1	$(15.5)	$94.4	$(24.2)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at September 30, 2010	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss, beginning of period	$(226.4)	$11.0	$(215.4)
Details of other comprehensive income:
Net change in gains (losses)	25.2	(7.8)	17.4
Reclassification to income or to the related
non-financial assets or liabilities	(0.3)	(5.6)	(5.9)
Income taxes	(0.4)	3.9	3.5
Total other comprehensive income	$24.5	$(9.5)	$15.0
Balance in accumulated other comprehensive
loss, end of period	$(201.9)	$1.5	$(200.4)

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Second Quarter Report 2011 | 29

Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
Operating activities
Net earnings	$40.0	$39.1	$79.4	$66.3
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	18.6	18.2	36.6	37.5
Financing cost amortization	0.3	0.2	0.5	0.4
Amortization of intangible and other assets	4.9	5.0	9.8	9.0
Future income taxes	9.1	(5.2)	13.3	1.8
Investment tax credits	(1.8)	4.2	(2.9)	2.5
Stock-based compensation plans	5.7	7.6	11.4	8.4
Employee future benefits, net	(0.4)	0.1	0.9	(0.6)
Amortization of other long-term liabilities	(1.8)	(1.9)	(3.6)	(3.7)
Other	(4.4)	5.4	(8.6)	(0.8)
Changes in non-cash working capital (Note 7)	(1.6)	43.7	(112.5)	(24.3)
Net cash provided by operating activities	$68.6	$116.4	$24.3	$96.5
Investing activities
Business acquisitions, net of cash and cash
equivalents acquired (Note 2)	$(3.1)	$(5.2)	$(21.2)	$(22.9)
Joint venture, net of cash and cash equivalents acquired	-	-	(1.9)	-
Capital expenditures	(31.5)	(26.3)	(53.8)	(58.3)
Proceeds from disposal of property, plant and equipment	1.3	0.9	1.3	8.5
Deferred development costs	(5.6)	(3.0)	(8.6)	(6.1)
Other	(3.8)	(3.5)	(8.8)	(5.0)
Net cash used in investing activities	$(42.7)	$(37.1)	$(93.0)	$(83.8)
Financing activities
Proceeds from long-term debt, net of transaction costs
and hedge accounting adjustment	$8.0	$9.5	$13.4	$154.7
Repayment of long-term debt	(6.1)	(5.8)	(13.2)	(90.3)
Proceeds from capital lease	-	-	-	16.9
Repayments of capital lease	(12.3)	(2.8)	(13.5)	(3.2)
Dividends paid	(10.1)	(7.5)	(17.7)	(15.1)
Common stock issuance	0.3	1.3	0.6	3.4
Other	(0.2)	-	(8.2)	(1.4)
Net cash (used in) provided by financing activities	$(20.4)	$(5.3)	$(38.6)	$65.0
Effect of foreign exchange rate changes on cash
and cash equivalents	$2.6	$(9.9)	$3.0	$(15.8)
Net increase (decrease) in cash and cash equivalents	$8.1	$64.1	$(104.3)	$61.9
Cash and cash equivalents, beginning of period	200.5	193.0	312.9	195.2
Cash and cash equivalents, end of period	$208.6	$257.1	$208.6	$257.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE Second Quarter Report 2011

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles (GAAP) requires CAE’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, asset retirement obligations, fair value of certain financial instruments, goodwill and intangible assets, based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Generally Accepted Accounting Principles and financial statement presentation

These interim unaudited consolidated financial statements have been prepared in accordance with GAAP.

These consolidated financial statements comply with GAAP applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2010.

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2010. While management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

CAE Second Quarter Report 2011 | 31

Notes to the Consolidated Financial Statements

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 3). All significant intercompany accounts and transactions have been eliminated. The investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted at fair value unless there is no quoted price in an active market.

NOTE 2 – BUSINESS ACQUISITIONS

As at September 30, 2010, the Company acquired two businesses for a total cost, including acquisition costs and excluding working capital adjustments, of $27.0 million settled in cash.

Datamine Corporate Limited

In April 2010, the Company acquired Datamine Corporate Limited (Datamine). Datamine is a supplier of mining optimization software tools and services. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Academia Aeronautica de Evora S.A.

In June 2010, the Company acquired the remaining non-controlling interest of Academia Aeronautica de Evora S.A.

Goodwill recognized for these transactions amounts to $15.9 million, which is not deductible for tax purposes. As well, a customer relationship intangible asset in the amount of $3.4 million, a technology intangible asset in the amount of $3.4 million and a tradename intangible asset in the amount of $0.8 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in the consolidated results of the Company since the date of each respective acquisition. The net assets of these acquisitions are included in the Training & Services/Civil segment.

NOTE 3 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49%, HATSOFF Helicopter Training Private Limited – 50%, National Flying Training Institute Private Limited – 51%, CAE Flight Training (India) Private Limited – 50%, Rotorsim S.r.l. – 50% (starting fiscal 2010), Embraer CAE Training Services (U.K.) Limited – 49% (starting fiscal 2010) and China Southern West Australia Flying College – 47% (starting fiscal 2011).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)	As at September 30	As at March 31
(amounts in millions)	2010	2010
Assets
Current assets	$62.0	$54.0
Property, plant and equipment and other non-current assets	265.4	238.6
Liabilities
Current liabilities	40.6	33.4
Long-term debt (including current portion)	120.3	117.2
Deferred gains and other long-term liabilities	8.3	7.3

32 | CAE Second Quarter Report 2011

		Notes to the Consolidated Financial Statements

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Earnings
Revenue	$23.4	$24.0	$43.2	$45.5
Net earnings	5.3	4.4	10.1	8.6
Segmented operating income
Simulation Products/Military	0.5	2.0	1.1	3.5
Training and Services/Civil	4.4	3.1	7.9	6.9
Training and Services/Military	2.4	0.7	5.1	0.8

Cash flows provided by (used in):
Operating activities	$11.5	$5.3	$12.6	$1.9
Investing activities	(2.7)	(5.5)	(11.7)	(14.9)
Financing activities	0.2	1.4	(3.3)	0.4

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried net of an allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

The aging of trade receivables that were past due but not impaired was as follows:

(Unaudited)		As at September 30		As at March 31
(amounts in millions)			2010	2010
Trade receivables
1-30 days			$34.8	$18.2
31-60 days			15.9	11.8
61-90 days			8.0	9.3
Greater than 90 days			31.7	16.8
Total			$90.4	$56.1
Allowance for doubtful accounts			(7.2)	(5.6)
Current trade receivables			82.9	84.9
Accrued receivables			44.7	31.7
Derivative assets			13.4	27.9
Other receivables			43.1	42.5
Total accounts receivable			$267.3	$237.5

Changes in the allowance for doubtful accounts were as follows:

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Allowance for doubtful accounts, beginning of period	$(7.0)	$(6.9)	$(5.6)	$(8.2)
Additions	(1.1)	(0.6)	(2.8)	(1.8)
Amounts charged off	0.9	0.7	1.3	2.8
Foreign exchange	-	0.4	(0.1)	0.8
Allowance for doubtful accounts, end of period	$(7.2)	$(6.4)	$(7.2)	$(6.4)

CAE Second Quarter Report 2011 | 33

Notes to the Consolidated Financial Statements

NOTE 5 – INVENTORIES

(Unaudited)			As at September 30	As at March 31
(amounts in millions)			2010	2010
Work in progress			$99.2	$87.8
Raw materials, supplies and manufacturing products			41.5	39.1
			$140.7	$126.9

The amount of inventory recognized as cost of sales was as follows:

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Work in progress	$10.8	$7.4	$34.8	$24.8
Raw materials, supplies and manufacturing products	3.7	5.5	9.2	12.3
	$14.5	$12.9	$44.0	$37.1

NOTE 6 – DEBT FACILITIES AND INTEREST EXPENSE, NET

Credit facility refinancing

During the first quarter, the Company refinanced its existing credit facility which was due to expire in July 2010. The agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million maturing in April 2013. The facility has covenants requiring a minimum fixed charge coverage and a maximum debt coverage. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. As at September 30, 2010, there were no draw downs.

Interest expense, net
Details of interest expense (income) are as follows:

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Long-term debt interest expense	$7.3	$7.4	$14.4	$14.5
Amortization of deferred financing costs and other	1.1	0.9	1.8	1.7
Interest capitalized	(1.1)	(0.3)	(2.1)	(1.5)
Interest on long-term debt	$7.3	$8.0	$14.1	$14.7
Interest income	$(1.0)	$(0.7)	$(2.0)	$(1.3)
Other interest expense (income), net	1.3	0.1	2.4	0.6
Interest expense (income), net	$0.3	$(0.6)	$0.4	$(0.7)
Interest expense, net	$7.6	$7.4	$14.5	$14.0

34 | CAE Second Quarter Report 2011

		Notes to the Consolidated Financial Statements

NOTE 7 – SUPPLEMENTARY CASH FLOWS AND EARNINGS INFORMATION

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Cash (used in) provided by non-cash working capital:
Accounts receivable	$6.2	$25.6	$(16.5)	$60.2
Contracts in progress	1.9	4.7	(8.0)	(21.8)
Inventories	(3.1)	(5.5)	(2.7)	(8.2)
Prepaid expenses	(1.9)	(1.0)	(3.5)	(0.1)
Income taxes recoverable	(2.8)	1.6	(6.6)	(0.8)
Accounts payable and accrued liabilities	20.1	(7.2)	(47.9)	(79.9)
Deposits on contracts	(22.0)	25.5	(27.3)	26.3
Changes in non-cash working capital	$(1.6)	$43.7	$(112.5)	$(24.3)
Supplemental cash flow disclosure:
Interest paid	$5.9	$5.1	$17.2	$13.5
Income taxes paid (received)	3.5	1.8	6.8	7.0
Supplemental statements of earnings disclosure:
Foreign exchange gain (loss)	$0.2	$(2.1)	$3.9	$(3.3)

NOTE 8 – GOVERNMENT ASSISTANCE

Project Phoenix, Project Falcon and Project New Core Markets

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate projects Phoenix, Falcon and New Core Markets:

	Three months ended	Six months ended
(Unaudited)	September 30	September 30
(amounts in millions)	2010	2010
Outstanding contribution receivable, beginning of period	$11.6	$14.7
Contributions	9.0	19.1
Payments received	(11.5)	(24.7)
Outstanding contribution receivable, end of period	$9.1	$9.1

CAE Second Quarter Report 2011 | 35

Notes to the Consolidated Financial Statements

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Contributions credited to capitalized expenditures:
Project Phoenix	$-	$1.7	$-	$3.2
Project Falcon	1.1	1.1	2.2	1.9
Project New Core Markets	1.8	-	4.4	-
Contributions credited to income:
Project Phoenix	-	5.1	-	17.6
Project Falcon	4.2	3.3	10.6	5.4
Project New Core Markets	1.9	-	1.9	-
Total contributions:
Project Phoenix	$-	$6.8	$-	$20.8
Project Falcon	5.3	4.4	12.8	7.3
Project New Core Markets	3.7	-	6.3	-
Royalty expenses:	$2.6	$2.2	$3.8	$5.0

NOTE 9 – EMPLOYEE FUTURE BENEFITS
The following summarizes the components of the total benefit cost:

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Current service cost	$2.1	$1.9	$4.2	$3.8
Interest cost on projected pension obligations	3.8	3.7	7.7	7.5
Expected return on plan assets	(3.3)	(2.8)	(6.6)	(5.5)
Amortization of net actuarial loss	0.5	0.3	1.0	0.6
Amortization of past service costs	0.2	0.2	0.3	0.3
Net pension expense	$3.3	$3.3	$6.6	$6.7

NOTE 10 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

36 | CAE Second Quarter Report 2011

			Notes to the Consolidated Financial Statements

(Unaudited)
three months ended September 30	Simulation Products		Training & Services			Total
(amounts in millions)	2010	2009	2010	2009	2010	2009
Civil
External revenue	$62.8	$63.9	$118.0	$102.8	$180.8	$166.7
Segment operating income	6.8	12.4	18.9	15.9	25.7	28.3
Depreciation and amortization
Property, plant and equipment	1.2	1.2	13.4	13.6	14.6	14.8
Intangible and other assets	0.3	0.5	2.9	2.1	3.2	2.6
Capital expenditures	2.6	0.5	24.0	18.9	26.6	19.4
Military
External revenue	$137.2	$137.4	$68.6	$60.4	$205.8	$197.8
Segment operating income	24.7	24.3	11.5	9.7	36.2	34.0
Depreciation and amortization
Property, plant and equipment	1.5	1.7	2.5	1.7	4.0	3.4
Intangible and other assets	0.9	1.5	0.8	0.9	1.7	2.4
Capital expenditures	2.6	1.1	2.3	5.8	4.9	6.9
Total
External revenue	$200.0	$201.3	$186.6	$163.2	$386.6	$364.5
Segment operating income	31.5	36.7	30.4	25.6	61.9	62.3
Depreciation and amortization
Property, plant and equipment	2.7	2.9	15.9	15.3	18.6	18.2
Intangible and other assets	1.2	2.0	3.7	3.0	4.9	5.0
Capital expenditures	5.2	1.6	26.3	24.7	31.5	26.3

(Unaudited)
six months ended September 30	Simulation Products		Training & Services			Total
(amounts in millions)	2010	2009	2010	2009	2010	2009
Civil
External revenue	$129.7	$147.0	$235.6	$217.5	$365.3	$364.5
Segment operating income	15.0	29.1	41.1	36.7	56.1	65.8
Depreciation and amortization
Property, plant and equipment	2.4	2.3	26.4	28.6	28.8	30.9
Intangible and other assets	0.6	0.9	5.9	4.0	6.5	4.9
Capital expenditures	4.0	1.8	35.5	42.6	39.5	44.4
Military
External revenue	$253.0	$255.9	$135.0	$127.1	$388.0	$383.0
Segment operating income	42.7	46.5	25.3	22.3	68.0	68.8
Depreciation and amortization
Property, plant and equipment	3.0	3.2	4.8	3.4	7.8	6.6
Intangible and other assets	1.9	2.6	1.4	1.5	3.3	4.1
Capital expenditures	4.4	2.6	9.9	11.3	14.3	13.9
Total
External revenue	$382.7	$402.9	$370.6	$344.6	$753.3	$747.5
Segment operating income	57.7	75.6	66.4	59.0	124.1	134.6
Depreciation and amortization
Property, plant and equipment	5.4	5.5	31.2	32.0	36.6	37.5
Intangible and other assets	2.5	3.5	7.3	5.5	9.8	9.0
Capital expenditures	8.4	4.4	45.4	53.9	53.8	58.3

CAE Second Quarter Report 2011 | 37

Notes to the Consolidated Financial Statements

Earnings before interest and income taxes

The following table provides a reconciliation between total Segment Operating Income and earnings before interest and income taxes:

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Total segment operating income	$61.9	$62.3	$124.1	$134.6
Restructuring charge	-	(1.1)	-	(28.3)
Earnings before interest and income taxes	$61.9	$61.2	$124.1	$106.3

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at September 30	As at March 31
(amounts in millions)	2010	2010
Simulation Products/Civil	$252.9	$236.6
Simulation Products/Military	428.4	424.5
Training & Services/Civil	1,239.5	1,150.3
Training & Services/Military	352.2	300.1
Total assets employed	$2,273.0	$2,111.5
Assets not included in assets employed	$428.7	$510.4
Total assets	$2,701.7	$2,621.9

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

	Three months ended			Six months ended
(Unaudited)		September 30		September 30
(amounts in millions)	2010	2009	2010	2009
Revenue from external customers
Canada	$44.4	$32.7	$89.4	$63.9
United States	104.4	106.4	212.9	224.3
United Kingdom	49.1	36.6	87.2	80.2
Germany	34.1	39.6	64.4	78.9
Netherlands	15.2	17.9	30.2	33.6
Other European countries	36.0	36.5	72.7	81.9
China	20.3	14.4	35.0	28.3
United Arab Emirates	18.8	26.2	36.5	54.4
Other Asian countries	27.6	21.2	60.4	43.6
Australia	23.2	23.0	39.3	36.2
Other countries	13.5	10.0	25.3	22.2
	$386.6	$364.5	$753.3	$747.5

38 | CAE Second Quarter Report 2011

	Notes to the Consolidated Financial Statements

(Unaudited)	As at September 30	As at March 31
(amounts in millions)	2010	2010
Property, plant and equipment, goodwill and intangible assets
Canada	$296.7	$268.7
United States	351.7	355.1
South America	70.1	55.8
United Kingdom	187.8	156.2
Spain	84.2	85.4
Germany	72.0	72.5
Belgium	63.7	72.1
Netherlands	88.1	96.7
Other European countries	77.7	71.0
United Arab Emirates	74.4	68.4
Other Asian countries	130.4	119.2
Other countries	26.0	13.4
	$1,522.8	$1,434.5

CAE Second Quarter Report 2011 | 39